Delisting Determination, The Nasdaq Stock Market, LLC, December 27, 2023, Elys Game Technology, Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Elys Game Technology, Corp., effective at the opening of the trading session on January 8, 2024.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staff determination on July 25, 2023. On August 1, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815.
On August 28, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. Based on the Company failure to meet the terms of the exception, on October 13, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on October 17, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on November 27, 2023.